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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1.   Name and Address of Reporting Person*

     Visconti                       Gerald                J., Jr.
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   (Last)                           (First)             (Middle)

222 Clematis Street, Suite 202
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                                    (Street)

West Palm Beach, FL 33401
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

Sforza Enterprises, Inc. (SFZAU)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

May 1999
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
__________President_____________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X] Form filed by 1 Reporting Person
     [_] Form filed by more than 1 Reporting Person
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
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Common Stock         $0.875 5/10/99    A       20,000     11/01/99   5/10/09   Common   20,000            20,000     D
Options                                                                        Stock
(right to buy)(1)
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Common Stock         $4.4375 10/27/98  D       20,000     11/01/99  11/01/08   Common   20,000            -0-        D
Options                                                                        Stock
(right to buy)(2)
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Common Stock         $0.875 5/10/99    A       30,000 (4) 5/10/09              Common   30,000            30,000     D
Options                                                                        Stock
(right to buy)(3)
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Common Stock         $2.50  10/27/98   D       30,000 (6) 11/01/08             Common   30,000 (1)        -0-        D
Options                                                                        Stock
(right to buy)(5)
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
Explanation of Responses:

(1) The reported securities were granted to the Reporting Person in accordance with the First Amendment to Employment Agreement executed on May 10, 1999, and pursuant to the Company's Equity Incentive Plan (the "Plan").

(2) The reported securities were granted to the Reporting Person in accordance with the Employment Agreement executed on October 27, 1998 (the "Employment Agreement"), and pursuant to the Plan. On May 10, 1999, the Reporting Person executed a First Amendment to Employment Agreement which cancelled the subject incentive stock options ("ISOs") granted by the Employment Agreement.

(3) The reported securities were granted as non-qualified stock options ("NQSOs") to the Reporting Person in accordance with the First Amendment to Employment Agreement executed on May 10, 1999, and pursuant to the Option to Purchase Common Stock of Sforza Enterprises, Inc.

(4) The Reporting Person, according to the terms of the Employment Agreement executed on October 27, 1998 and the First Amendment to Employment Agreement executed on May 10, 1999, may exercise one-half (15,000) of the options commencing November 1, 1999, and may exercise the remaining (15,000) options commencing November 1, 2000.

(5) The reported securities were granted to the Reporting Person pursuant to the First Amendment to Employment Agreement executed on October 27, 1998. On May 10, 1999, the Reporting Person executed a First Amendment to Employment Agreement which cancelled the NQSOs granted by the Employment Agreement.

(6) The Reporting Person, according to the terms of the Employment Agreement executed on October 27, 1998, may exercise one-half (15,000) of the options commencing October 27, 1999, and may exercise the remaining (15,000) options commencing October 27, 2000.


       Gerald J. Visconti, Jr.                                  12/17/99
      -------------------------------                           --------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.